SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C.

                                   Form U-3A-2

            Statement by Holding Company Claiming Exemption Under
                     Rule U-3A-2 from the Provisions of the
                   Public Utility Holding Company Act of 1935

                      To be Filed Annually Prior to March 1

                            CONSOLIDATED EDISON, INC.

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935 (the "Act"), and submits the following information:

1. NAME, STATE OF ORGANIZATION, LOCATION AND NATURE OF BUSINESS OF CLAIMANT AND EVERY SUBSIDIARY THEREOF, OTHER THAN ANY EXEMPT WHOLESALE GENERATOR (EWG) OR FOREIGN UTILITY COMPANY IN WHICH CLAIMANT DIRECTLY OR INDIRECTLY HOLDS AN INTEREST.


Consolidated Edison, Inc. ("Claimant") is a corporation organized and existing under the laws of the State of New York. Claimant is a holding company, which acquires and hold securities of other corporations. Claimant's principal place of business is 4 Irving Place, New York, New York 10003. Claimant has the following subsidiaries:

A. Consolidated Edison Company of New York, Inc. ("Con Edison") is a public utility organized and existing as a corporation under the laws of the State of New York. Con Edison supplies electric service in all of New York City (except part of Queens) and most of Westchester County, New York, an approximate 660 square mile service area with a population of more than 8 million. It also supplies gas in Manhattan, The Bronx and parts of Queens and Westchester, and steam in part of Manhattan. All of Con Edison's Common Stock is held by Claimant. Con Edison's principal place of business is 4 Irving Place, New York, N.Y. 10003. Con Edison has the following subsidiaries:

      1. Davids Island Development Corp. ("DIDCO") is organized and existing as a corporation under the laws of the State of New York. It owns real property, acquired as a possible site for an electric generating plant, in Dutchess and Columbia Counties in New York State. It is in the process of disposing of the property. It is a wholly-owned subsidiary of Con Edison. Its principal place of business is 4 Irving Place, New York, N.Y. 10003.

      2. D.C.K. Management Corp. ("DCK") is a corporation organized and existing as a corporation under the laws of the State of New York. It owns real property in the City of New York. It is a wholly-owned subsidiary of Con Edison. Its principal place of business is 4 Irving Place New York, N.Y. 10003.

       3. Honeoye Storage Corporation ("Honeoye") a corporation organized and existing under the laws of the State of New York. It was incorporated to own and operate a gas storage facility in upstate New York. It is 28.81 percent owned by Con Edison.

B. Consolidated Edison Solutions, Inc. ("CES") is organized and existing as a corporation under the laws of the State of New York. It is in the business of providing wholesale and retail energy and related services. It is a wholly-owned subsidiary of Claimant. Its principal place of business is 701 Westchester Avenue, Suite 201 West, White Plains, N.Y. 10604.

      1. CES has a 33 1/3% interest in Inventory Management & Distribution Company, Inc. ("IMD"), an energy marketing company, organized and existing as a corporation under the laws of Delaware. IMD's principal place of business is 5599 San Felipe, Suite 870, Houston, TX 77056.

       2. CES has a 14.4% interest in Remote Source Lighting International, Inc. ("RSLI"), a lighting technology company, organized and existing as a corporation under the laws of Delaware. RSLI's principal place of business is 120 Southcenter Court, Suite 200, Morrisville NC 27560.

C. Consolidated Edison Development, Inc. ("CEDI") is organized and existing as a corporation under the laws of the State of New York. It is in the business of investing in foreign and domestic energy and other infrastructure projects and marketing of Con Edison's technical services. It is a wholly-owned subsidiary of Claimant. Its principal place of business is 111 Broadway, 16th Floor, New York, N.Y. 10006. CEDI has the following subsidiaries:

      1. Con Edison Development Guatemala, Ltd. ("CEDG") a corporation organized and existing under the laws of the Cayman Islands. It is in the business of investing in energy projects in Central America. It is a wholly-owned subsidiary of CEDI. Its principal place of business is c/o Maples and Calder, Attorneys-at-Law, Ugland House, South Church Street, P.O. Box 309, George Town, Grand Cayman, Cayman Islands, British West Indies. CEDG has the following subsidiary:

                   a. Energy Partners of Central America ("EPCA") is a limited partnership organized and existing under the laws of the Cayman Islands. It was organized to invest in a electric power project in Guatemala. CEDG owns an approximately 92.27% interest in EPCA. EPCA's principal place of business is c/o Maples and Calder, Attorneys-at-Law, Ugland House, South Church Street, P.O. Box 309, George Town, Grand Cayman, Cayman Islands, British West Indies. EPCA has a 49% interest in Generadora Electrica del Norte, Limitada, a foreign utility company. See Item 4, below.

      2. IEP Global Development, LLC ("IGD") a limited liability company organized and existing under the laws of Delaware. It is in the business of developing and acquiring electric power generation, transmission and distribution projects outside the United States. CEDI owns a 50% interest in IGD (after receipt of its capital investment and a preferred return). IGD's principal office is 4800 Hampden Lane, Suite 910, Bethesda, Maryland 20814.

      3. Consolidated Edison Leasing, Inc. ("CEL"), a corporation organized and existing under the laws of the state of Delaware. CEL is a wholly-owned subsidiary of CEDI which has an investment in a leveraged lease transaction. CEL's principal place of business is c/o Consolidated Edison Development, 111 Broadway, 16th Floor, New York, New York 10006.

      4. CED Ada, Inc. ("CEDA"), a corporation organized and existing under the laws of the state of Delaware. CEDA was organized to invest in a power plant in Michigan. CEDA's principal place of business is c/o Consolidated Edison Development, 111 Broadway, 16th Floor, New York, New York 10006. CEDA has the following subsidiary:

            a. CED/DELTA Ada, LLC. ("CDA"), a limited liability company organized and existing under the laws of the state of Delaware. CEDA owns an approximate 96 percent interest in CDA. CDA's principal place of business is c/o Consolidated Edison Development, 111 Broadway, 16th Floor, New York, New York 10006. CDA has the following subsidiary:

                  (i) CDA owns a 49.5 percent limited partnership interest and a
0.5 percent general partnership interest in Ada Cogeneration Limited Partnership ("ACLP") which owns a 30 megawatt gas-fired qualifying cogeneration facility under the Public Utility Regulatory Policy Act of 1977 in Ada, Michigan.

      5. Carson Acquisition, Inc. ("CAI"), a corporation organized and existing under the laws of the state of Delaware. CAI was organized to invest in a power plant in California. CAI's principal place of business is c/o Consolidated Edison Development, 111 Broadway, 16th Floor, New York, New
York 10006. CAI has the following subsidiaries:

            a. CMD Carson GP, LLC and CMD Carson, LLC (the "CARLS"), each a limited liability company organized and existing under the laws of the state of Delaware. CAI owns an approximate 47.75 percent interest in each of the CARLS. The CARLS' principal place of business is 150 W. Jefferson, Suite 1600, Detroit, MI 48226. The CARLS have the following subsidiary:

                  (i) the CARLS own, in the aggregate, all of the limited partnership and general partnership interest in Carson Cogeneration Company ("CCC"), a limited partnership organized and existing under the laws of the state of California, which is a lessee of a leasehold interest in a 42 megawatt qualifying cogeneration facility in Carson, California.

      6. Con Edison Development Guatemala Acquisition and Finance, Ltd. ("CEDGAF"), a corporation organized under the laws of the Cayman Islands. CEDGAF, which has no assets or operations, was organized in connection with a potential investment that was not made.

D. Consolidated Edison Energy, Inc. ("CEEI"), a corporation organized and existing under the laws of the State of New York. CEEI was incorporated in November 1997 to invest in, operate and market the output of electric energy supply facilities in the United States and provide specialized wholesale energy services in the electric power and natural gas markets. CEEI is a wholly-owned subsidiary of Claimant. CEEI's principal place of business is 701 Westchester Avenue, Suite 201 West, White Plains, N.Y. 10604.

E. Consolidated Edison Communications, Inc. ("CECI"), a corporation organized and existing under the laws of the State of New York. CECI was incorporated in November 1997 to own, lease, operate or invest in facilities used for telecommunications or otherwise compete in the telecommunications industry. CECI is a wholly-owned subsidiary of Claimant. CECI's principal place of business is 111 Broadway, 16th Floor, New York, N.Y. 10006.

F. C Acquisition Corp. ("CAC"), a corporation organized an existing under the laws of the State of New York. CAC was incorporated in 1998 in connection with the Agreement and Plan of Merger, dated May 10, 1998, among Orange and Rockland Utilities, Inc.("O&R"), Claimant and CAC. Pursuant to the Agreement and Plan of Merger CAC will merge with O&R, and, as a result of the merger O&R's corporate existence will continue as a wholly-owned subsidiary of Claimant and the separate corporate existence of CAC will cease. CAC's principal place of business is 4 Irving Place, New York, NY 10003. On February 3, 1999, pursuant to Sections 9(a)(2) and 10 of the Act, Claimant filed with the Securities and Exchange Commission a Form U-1 relating to its acquisition of O&R.

2. A BRIEF DESCRIPTION OF THE PROPERTIES OF CLAIMANT AND EACH OF ITS SUBSIDIARY PUBLIC UTILITY COMPANIES USED FOR THE GENERATION, TRANSMISSION, AND DISTRIBUTION OF ELECTRIC ENERGY FOR SALE, OR FOR THE PRODUCTION, TRANSMISSION, AND DISTRIBUTION OF NATURAL OR MANUFACTURED GAS, INDICATING THE LOCATION OF PRINCIPAL GENERATING PLANTS, TRANSMISSION LINES, PRODUCING FIELDS, GAS MANUFACTURING PLANTS, AND ELECTRIC AND GAS DISTRIBUTION FACILITIES, INCLUDING ALL SUCH PROPERTIES WHICH ARE OUTSIDE THE STATE IN WHICH CLAIMANT AND ITS SUBSIDIARIES ARE ORGANIZED AND ALL TRANSMISSION OR PIPELINES WHICH DELIVER OR RECEIVE ELECTRIC ENERGY OR GAS AT THE BORDERS OF SUCH STATE.

Claimant and its subsidiaries other than Con Edison are not "public utility companies" for the purposes of the Act. Claimant does not own any such utility properties. Claimant and Con Edison are organized under the laws of, and all of Con Edison's utility properties are located in, New York State.

Con Edison owns the following electric generating facilities:

      Generating Station            Net Generating Capacity
                                    12/31/98 (MWs - Summer Rating)
      Fossil
         Ravenswood  (3 Units)                  1,742
         Astoria (3 Units)                      1,075
         Arthur  Kill (2 Units)                   826
         East  River (2  Units)                   300
         Bowline  Point (2 Units - 2/3 interest)  810
         Roseton (2 Units- 40% interest)          482
         Other (4 Units)                          187
      Nuclear  (1 Unit)                           931
      Gas Turbines (39 Units)                   1,925
                                                -----
            Total                               8,278

Con Edison's electric generating stations are located in New York City with the exception of the Indian Point nuclear station in Westchester County, New York; the Bowline Point station in Rockland County, New York; and the Roseton station in Orange County, New York. The generating stations are held in fee with the following exceptions: (i) O&R has a one-third interest and the Company has a two-thirds interest as tenants in common in the Bowline Point station, which is operated by O&R; and (ii) Central Hudson Gas & Electric Corporation has a 35 percent interest, Niagara Mohawk Power Corporation has a 25 percent interest and Con Edison has a 40 percent interest as tenants in common in the Roseton station (which is operated by Central Hudson) with Central Hudson having the right to acquire Con Edison's interest in 2004.

Con Edison has entered into agreements to sell 3,624 MW of its fossil-fueled electric generating capacity, including the Ravenswood and Arthur Kill generating stations, and its two-thirds interest in the Bowline Point generating station. Con Edison is in the process of selling additional generating capacity, including the Astoria generating station.

Con Edison has transmission interconnections with Niagra Mohawk Power Corporation, Central Hudson, Orange and Rockland Utilities, Inc., New York State Electric and Gas Corporation, Connecticut Light and Power Company, Long Island Power Authority, the Power Authority of the State of New York and Public Service Electric and Gas Company. Con Edison's electric transmission facilities are located in New York City and Westchester, Orange, Rockland Putnam and Dutchess counties in New York State. At December 31, 1998, the Company's transmission system had approximately 432 miles of overhead circuits operating at 138, 230, 345, 500 kilovolts and approximately 381 miles of underground circuits operating at 138 and 345 kilovolts. There are approximately 267 miles of radial subtransmission circuits operating at 138 kilovolts. Con Edison's 14 transmission substations, supplied by circuits operated at 69 kilovolts and above, have a total transformer capacity of 15,731 megavolt amperes. None of Con Edison's electric transmission facilities are outside New York State. Con Edison maintains the following six interconnections with Public Service Electric and Gas Corporation of New Jersey (PSE&G) at the New York-New Jersey state line: a 230 KV overhead transmission line between PSE&G's Linden substation in Linden, New Jersey and Con Edison's Goethals substation on Staten Island; two underground-underwater 345 kV transmission lines between PSE&G's Hudson generating station in Jersey City, New Jersey and Con Edison's Farragut substation in Brooklyn, New York; a 500 kV overhead transmission line between Con Edison's Ramapo substation in Rockland County, New York and PSE&G's facilities in Branchburg, New Jersey and two 345 kV transmission lines between the Ramapo substation and PSE&G's facilities in Waldwick, New Jersey (via the South Mahwah substation). Con Edison also maintains an overhead 345 kv transmission line from its Pleasant Valley Substation in Dutchess County, New York which interconnects with the facilities of the Connecticut Light & Power Corporation at the New York-Connecticut state line.

Con Edison owns various electric distribution substations and facilities located throughout New York City and Westchester County, New York. At December 31, 1998, Con Edison's distribution system had 290 distribution substations, with a transformer capacity of 20,168 megavolt amperes, 32,429 miles of overhead distribution lines and 87,910 miles of underground distribution lines.

Natural gas is delivered by pipeline to Con Edison at various points in its service territory and is distributed to customers by Con Edison through approximately 4,130 miles of mains and 362,400 service lines. Con Edison owns a natural gas liquification facility and storage tank at its Astoria property in Queens, New York. The plant can store approximately 1,000 mdth of which a maximum of about 250 mdth can be withdrawn per day. Con Edison has about 1,230 mdth of additional natural gas storage capacity at a field in upstate New York owned and operated by Honeoye.

3. INFORMATION FOR CALENDAR YEAR 1998 WITH RESPECT TO CLAIMANT AND EACH OF ITS SUBSIDIARY PUBLIC UTILITY COMPANIES.

Claimant and its subsidiaries other than Con Edison are not "public utility companies" for the purposes of the Public Utilities Holding Company Act of 1935. Claimant and Con Edison are organized under the laws of New York State.

For the year 1998, all of Con Edison's sales of electric energy at retail, and most of Con Edison's sales of electric energy at wholesale, were in New York State. For the year 1998, Con Edison's revenues from the sale of electricity at wholesale (in and outside New York State) were $65.9 million, representing 1.2 % of Con Edison's $5.7 billion of total electric revenues.

For the year 1998, substantially all of Con Edison's sales of gas at retail were in, and substantially all of Con Edison's sales of gas at wholesale were outside, New York State. For the year 1998, Con Edison's revenues from the sale (at retail and at wholesale) of gas outside New York State was $59.8 million (see Item 3 (b) and (c), below), representing 6.3 % of Con Edison's $952.9 million of total gas revenues.

      (a) Number of Kilowatt Hours of Electric Energy Sold (At Retail or Wholesale), and Dekatherms of Natural or Manufactured Gas Distributed at Retail.

                                    Electric (kwhrs)        Gas (Dth)
      Claimant                      None                    None
      Con Edison       Retail:      36,374,017,000          93,254,480*
                       Wholesale:    2,353,623,000**             N/A
------
*Does not include 8,634,659 Dth of firm transportation and 17,462,901 Dth of other transportation for Con Edison customers, including those participating in its Retail Choice gas program, who purchased gas from suppliers other than Con Edison.

** Does not include 1,601,473,000 kwhrs sold by Con Edison to CES.

      (b) Number of Kilowatt Hours of Electric Energy and Dekatherms of Natural or Manufactured Gas Distributed at Retail Outside the State in which Each Such Company is Organized.
                                    Electric (kwhrs)        Gas (Dth)
      Claimant                      None                    None
      Con Edison                    None                    11,749

      c. Number of Kwh of Electric Energy and Dekatherms of Natural or Manufactured Gas Sold at Wholesale Outside the State in which Each Such Company is Organized, or at the State line.
                                    Electric (kwhrs)        Gas (Dth)
      Claimant                      None                    None
      Con Edison                    141,000,000*            25,970,451
---------------
* Does not include return to Hydro Quebec of 522,800,000 kwhrs received by Con Edison in excess of the "basic amount" of energy Con Edison is entitled to purchase under an agreement with the New York Power Authority (which has a contract with Hydro-Quebec).

       d. Number of Kilowatt Hours of Electric Energy and Dekatherms of Natural or Manufactured Gas Purchased Outside the State in which Each Such Company is Organized or at the State line.
                                    Electric (kwhrs)        Gas (Mdth)
      Claimant                      None                    None
      Con Edison                    10,931,000,000          232,560,023

4. THE FOLLOWING INFORMATION FOR THE REPORTING PERIOD WITH RESPECT TO CLAIMANT AND EACH INTEREST IT HOLDS DIRECTLY OR INDIRECTLY IN AN EWG OR A FOREIGN UTILITY COMPANY, STATING MONETARY AMOUNT IN UNITED STATES DOLLARS.

      a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

      Generadora Electrica del Norte, Limitada ("GENOR") is a foreign utility company, organized and existing as a Sociedad de Responsabilidad Limitada under the laws of Guatemala. GENOR owns and operates a 40 megawatt electric generating facility in the city of Puerto Barrios, Department of Izabel, Republic of Guatemala. Electric energy generated by the facility is sold to industrial and wholesale customers in Guatemala.

      b) Name of each system company that holds an interest in such EWG or foreign utility company and description of the interest held.

      Claimant owns 100% of CEDI, which owns 100% of CEDG, which owns 97% of EPCA, which owns 49% of GENOR.

       c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company other than the EWG or foreign utility company.

     At December 31, 1998, Claimant (through CEDI, CEDG and EPCA) had capital invested, including loans, in GENOR of $13.8 million. Claimant (through CEDI, CEDG and EPCA) has a 49% Aporaciones de Capital interest (similar to a limited liability company interest).

      d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

      GENOR's capitalization was $39.3 million at September 30, 1998. GENOR commenced operations in the fourth quarter of 1998 and had no net income for the twelve months ended September 30, 1998.
      Claimant does not have more recent such information.

      e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreements.

      None.

                                    EXHIBIT A

A CONSOLIDATING STATEMENT OF INCOME AND SURPLUS OF THE CLAIMANT AND ITS SUBSIDIARY COMPANIES FOR THE LAST CALENDAR YEAR, TOGETHER WITH A CONSOLIDATING BALANCE SHEET OF CLAIMANT AND ITS SUBSIDIARY COMPANIES AS OF THE CLOSE OF SUCH CALENDAR YEAR.

The consolidating financial statements are attached hereto as Exhibit A.

                                    EXHIBIT B

                              FINANCIAL DATA SCHEDULE.

Item No.    Caption Heading
1           Total Assets
2           Total Operating Revenues
3           Net Income

The financial data schedule for Claimant is filed herewith as a separate document (Exhibit 27 to the Form U-3A-2).

                                    EXHIBIT C

AN ORGANIZATIONAL CHART SHOWING THE RELATIONSHIP OF EACH EWG OR FOREIGN UTILITY COMPANY TO ASSOCIATE COMPANIES IN THE HOLDING COMPANY SYSTEM.

An organization chart is attached hereto as Exhibit C.

The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 26th day of February, 1999.


                                          Consolidated Edison, Inc.


                                        By:  HYMAN SCHOENBLUM
                                             Hyman Schoenblum
                                             Vice President and Controller





Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed:

Archie M. Bankston
Secretary
Consolidated Edison, Inc.
4 Irving Place
New York, N.Y. 10003

                                                                       Exhibit A




                            CONSOLIDATED EDISON, INC.
                      CONSOLIDATED BALANCE SHEET WORKSHEET
                               December 31, 1998

                          ASSETS                         CON EDISON, INC.              CECONY
                          ------                         -----------------             -------
Utility Plant                                            $                -      $ 15,686,655,322.95
     Less: Accumulated Depreciation                                       -         4,726,211,062.79
-----------------------------------------------------------------------------------------------------------------------------
         Net                                                              -        10,960,444,260.16
Construction Work in Progress                                             -           347,261,615.94
Nuclear Fuel Assemblies & Components Less
 Accum. Amortization                                                      -            98,837,340.22
-----------------------------------------------------------------------------------------------------------------------------
            NET UTILITY PLANT                                             -        11,406,543,216.32
-----------------------------------------------------------------------------------------------------------------------------
Cash                                                              61,313.16            11,928,112.71
Temporary Cash Investments                                    47,064,392.78            18,098,088.36
Accounts Receivable - Customers                                           -           507,860,011.84
     Allowance for Uncollectible Accounts                                 -           (22,600,000.00)
     Intercompany - Con Edison Solutions                                  -             6,232,684.73
Accounts Receivable - Other                                      219,309.58            41,971,980.40
Intercompany Receivable
     Consolidated Edison, Inc.                                            -             1,682,181.79
     Con Edison Company of New York, Inc.  (CECONY)           10,673,812.95                        -
     Con Edison Communications                                            -               762,266.03
     Con Edison Development                                        3,272.50                68,031.75
     Con Edison Energy                                             1,132.09               583,831.07
     Con Edison Solutions                                         13,437.30               271,251.12
Regulatory Accounts Receivable                                            -             3,519,123.38
Materials and Supplies
     Fuel                                                                 -            33,289,114.56
     Other                                                                -           184,916,195.96
     Natural Gas in Storage                                               -            46,801,351.83
Prepayments
     Taxes                                                                -            21,435,169.20
     Pension & Retiree Health Funding                                     -            62,000,000.00
     Other                                                                -            46,762,518.07
     Intercompany                                                         -                        -
Special Deposits                                                          -            17,391,977.40
     Intercompany                                                         -                        -
Funds Held For Refunding of Securities                                    -                        -
Other Current and Accrued Assets                                          -               595,020.91
-----------------------------------------------------------------------------------------------------------------------------
            TOTAL CURRENT ASSETS                              58,036,670.36           983,568,911.11
-----------------------------------------------------------------------------------------------------------------------------
Nonutility Property                                                       -             3,616,566.01
     Less: Accumulated Depreciation                                       -                        -
Investment in Subsidiary Companies
     Con Edison Company of New York, Inc.  (CECONY)        5,954,172,397.10                        -
     Con Edison Communications                                 1,243,974.24                        -
     Con Edison Development                                   77,224,394.26                        -
     Con Edison Energy                                        13,086,481.12                        -
     Con Edison Solutions                                     38,487,167.28                        -
Other Investments
     External Decommissioning Fund                                        -           265,062,772.43
     Other                                                                -            11,133,310.54
-----------------------------------------------------------------------------------------------------------------------------
            TOTAL INVESTMENTS AND NONUTILITY PROPERTY      6,084,214,414.00           279,812,648.98
-----------------------------------------------------------------------------------------------------------------------------
Deferred Charges
     Recoverable Fuel Charges Deferred                                    -            22,013,420.82
     Regulatory Study Costs                                               -            15,261,329.41
     Unamortized Debt Expense                                             -           135,897,368.56
     Other Work in Progress                                               -             7,839,725.79
     Clearing Accounts                                                    -                        -
     Take or Pay Deferrals                                                -               (31,807.84)
     Preliminary Survey and Investigation Charges                         -             4,507,432.34
     Enlightened Energy Program                                           -            68,380,860.00
     Pension Early Retirement Costs                                       -            20,464,800.00
     Uranium Enrichment Decontamination and
      Decommissioning Fund                                                -            24,542,169.59
     Hudson Farragut Interconnection                                      -             6,450,724.67
     Accrued Unbilled Gas Revenues                                        -            43,594,000.00
     MTA Business Tax Surcharge                                           -            66,274,272.27
     Power Contract Termination Costs                                     -            70,620,708.87
     Miscellaneous                                                        -            66,041,098.36
-----------------------------------------------------------------------------------------------------------------------------
            TOTAL DEFERRED CHARGES                                        -           551,856,102.84
-----------------------------------------------------------------------------------------------------------------------------
Regulatory Asset - Future Federal Income Taxes                            -           951,016,000.00
            -----------------------------------------------------------------------------------------------------------------

            TOTAL ASSETS                                 $ 6,142,251,084.36      $ 14,172,796,879.25       $
=============================================================================================================================


                          ASSETS                            COMMUNICATIONS            DEVELOPMENT                 ENERGY
                          ------                            ---------------           ------------                -------
Utility Plant                                           $                   -     $                  -   $                    -
     Less: Accumulated Depreciation                                         -                        -                        -
-------------------------------------------------------------------------------------------------------------------------------
         Net                                                                -                        -                        -
Construction Work in Progress                                               -                        -                        -
Nuclear Fuel Assemblies & Components Less
 Accum. Amortization                                                        -                        -                        -
-------------------------------------------------------------------------------------------------------------------------------
            NET UTILITY PLANT                                               -                        -                        -
-------------------------------------------------------------------------------------------------------------------------------
Cash                                                                        -                        -                        -
Temporary Cash Investments                                       2,057,315.27             5,708,094.40             9,018,799.10
Accounts Receivable - Customers                                             -                        -                        -
     Allowance for Uncollectible Accounts                                   -                        -                        -
     Intercompany - Con Edison Solutions                                    -                        -                        -
Accounts Receivable - Other                                                 -               130,048.37                23,930.81
Intercompany Receivable
     Consolidated Edison, Inc.                                              -                        -                        -
     Con Edison Company of New York, Inc.  (CECONY)                         -                        -                        -
     Con Edison Communications                                              -                        -                        -
     Con Edison Development                                                 -                        -                        -
     Con Edison Energy                                                      -                14,951.47                        -
     Con Edison Solutions                                                   -                        -            11,188,978.34
Regulatory Accounts Receivable                                              -                        -                        -
Materials and Supplies
     Fuel                                                                   -                        -                        -
     Other                                                                  -                        -                        -
     Natural Gas in Storage                                                 -                        -                        -
Prepayments
     Taxes                                                                  -                        -                        -
     Pension & Retiree Health Funding                                       -                        -                        -
     Other                                                                  -                 3,940.48                33,165.84
     Intercompany                                                           -                        -                        -
Special Deposits                                                            -                51,325.00                21,385.30
     Intercompany                                                           -                        -                        -
Funds Held For Refunding of Securities                                      -                        -                        -
Other Current and Accrued Assets                                            -                        -                        -
-------------------------------------------------------------------------------------------------------------------------------
            TOTAL CURRENT ASSETS                                 2,057,315.27             5,908,359.72            20,286,259.39
-------------------------------------------------------------------------------------------------------------------------------
Nonutility Property                                                         -               302,285.58               825,991.80
     Less: Accumulated Depreciation                                         -               (53,876.70)              (19,667.08)
Investment in Subsidiary Companies
     Con Edison Company of New York, Inc.  (CECONY)                         -                        -                        -
     Con Edison Communications                                              -                        -                        -
     Con Edison Development                                                 -                        -                        -
     Con Edison Energy                                                      -                        -                        -
     Con Edison Solutions                                                   -                        -                        -
Other Investments
     External Decommissioning Fund                                          -                        -                        -
     Other                                                                  -            81,424,737.01                        -
-------------------------------------------------------------------------------------------------------------------------------
            TOTAL INVESTMENTS AND NONUTILITY PROPERTY                       -            81,673,145.89               806,324.72
-------------------------------------------------------------------------------------------------------------------------------
Deferred Charges
     Recoverable Fuel Charges Deferred                                      -                        -                        -
     Regulatory Study Costs                                                 -                        -                        -
     Unamortized Debt Expense                                               -                        -                        -
     Other Work in Progress                                                 -                        -                        -
     Clearing Accounts                                                      -                        -                        -
     Take or Pay Deferrals                                                  -                        -                        -
     Preliminary Survey and Investigation Charges                           -                        -                        -
     Enlightened Energy Program                                             -                        -                        -
     Pension Early Retirement Costs                                         -                        -                        -
     Uranium Enrichment Decontamination and
      Decommissioning Fund                                                  -                        -                        -
     Hudson Farragut Interconnection                                        -                        -                        -
     Accrued Unbilled Gas Revenues                                          -                        -                        -
     MTA Business Tax Surcharge                                             -                        -                        -
     Power Contract Termination Costs                                       -                        -                        -
     Miscellaneous                                                          -                        -                        -
-------------------------------------------------------------------------------------------------------------------------------
            TOTAL DEFERRED CHARGES                                          -                        -                        -
-------------------------------------------------------------------------------------------------------------------------------
Regulatory Asset - Future Federal Income Taxes                              -                        -                        -
            -------------------------------------------------------------------------------------------------------------------

            TOTAL ASSETS                                       $ 2,057,315.27          $ 87,581,505.61          $ 21,092,584.11
===============================================================================================================================

                          ASSETS                                  SOLUTIONS               ELIMINATIONS                TOTAL
                          ------                                  ----------              -------------               -----
Utility Plant                                               $                   -    $                   -      $ 15,686,655,322.95
     Less: Accumulated Depreciation                                             -                        -         4,726,211,062.79
-----------------------------------------------------------------------------------------------------------------------------------
         Net                                                                    -                        -        10,960,444,260.16
Construction Work in Progress                                                   -                        -           347,261,615.94
Nuclear Fuel Assemblies & Components Less
 Accum. Amortization                                                            -                        -            98,837,340.22
-----------------------------------------------------------------------------------------------------------------------------------
            NET UTILITY PLANT                                                   -                        -        11,406,543,216.32
-----------------------------------------------------------------------------------------------------------------------------------
Cash                                                                    50,000.00                        -            12,039,425.87
Temporary Cash Investments                                           8,309,002.87                        -            90,255,692.78
Accounts Receivable - Customers                                     38,745,122.85                        -           546,605,134.69
     Allowance for Uncollectible Accounts                           (2,357,271.96)                       -           (24,957,271.96)
     Intercompany - Con Edison Solutions                                        -            (6,232,684.73)                       -
Accounts Receivable - Other                                          6,440,634.33                        -            48,785,903.49
Intercompany Receivable
     Consolidated Edison, Inc.                                                  -            (1,682,181.79)                       -
     Con Edison Company of New York, Inc.  (CECONY)                     40,716.87           (10,714,529.82)                       -
     Con Edison Communications                                                  -              (762,266.03)                       -
     Con Edison Development                                                     -               (71,304.25)                       -
     Con Edison Energy                                               6,446,704.90            (7,046,619.53)                       -
     Con Edison Solutions                                                       -           (11,473,666.76)                       -
Regulatory Accounts Receivable                                                  -                        -             3,519,123.38
Materials and Supplies
     Fuel                                                                       -                        -            33,289,114.56
     Other                                                                      -                        -           184,916,195.96
     Natural Gas in Storage                                          2,854,634.56                        -            49,655,986.39
Prepayments
     Taxes                                                                      -                        -            21,435,169.20
     Pension & Retiree Health Funding                                           -                        -            62,000,000.00
     Other                                                           1,139,299.60                        -            47,938,923.99
     Intercompany                                                      547,900.00              (547,900.00)                       -
Special Deposits                                                                -                        -            17,464,687.70
     Intercompany                                                               -                        -                        -
Funds Held For Refunding of Securities                                          -                        -                        -
Other Current and Accrued Assets                                                -                        -               595,020.91
-----------------------------------------------------------------------------------------------------------------------------------
            TOTAL CURRENT ASSETS                                    62,216,744.02           (38,531,152.91)        1,093,543,106.96
-----------------------------------------------------------------------------------------------------------------------------------
Nonutility Property                                                  8,577,526.18                        -            13,322,369.57
     Less: Accumulated Depreciation                                 (1,104,376.43)                       -            (1,177,920.21)
Investment in Subsidiary Companies
     Con Edison Company of New York, Inc.  (CECONY)                             -        (5,954,172,397.10)                       -
     Con Edison Communications                                                  -            (1,243,974.24)                       -
     Con Edison Development                                                     -           (77,224,394.26)                       -
     Con Edison Energy                                                          -           (13,086,481.12)                       -
     Con Edison Solutions                                                       -           (38,487,167.28)                       -
Other Investments
     External Decommissioning Fund                                              -                        -           265,062,772.43
     Other                                                           8,679,267.08                        -           101,237,314.63
-----------------------------------------------------------------------------------------------------------------------------------
            TOTAL INVESTMENTS AND NONUTILITY PROPERTY               16,152,416.83        (6,084,214,414.00)          378,444,536.42
-----------------------------------------------------------------------------------------------------------------------------------
Deferred Charges
     Recoverable Fuel Charges Deferred                                          -                        -            22,013,420.82
     Regulatory Study Costs                                                     -                        -            15,261,329.41
     Unamortized Debt Expense                                                   -                        -           135,897,368.56
     Other Work in Progress                                                     -                        -             7,839,725.79
     Clearing Accounts                                                          -                        -                        -
     Take or Pay Deferrals                                                      -                        -               (31,807.84)
     Preliminary Survey and Investigation Charges                               -                        -             4,507,432.34
     Enlightened Energy Program                                                 -                        -            68,380,860.00
     Pension Early Retirement Costs                                             -                        -            20,464,800.00
     Uranium Enrichment Decontamination and
      Decommissioning Fund                                                      -                        -            24,542,169.59
     Hudson Farragut Interconnection                                            -                        -             6,450,724.67
     Accrued Unbilled Gas Revenues                                              -                        -            43,594,000.00
     MTA Business Tax Surcharge                                                 -                        -            66,274,272.27
     Power Contract Termination Costs                                           -                        -            70,620,708.87
     Miscellaneous                                                              -                        -            66,041,098.36
-----------------------------------------------------------------------------------------------------------------------------------
            TOTAL DEFERRED CHARGES                                              -                        -           551,856,102.84
-----------------------------------------------------------------------------------------------------------------------------------
Regulatory Asset - Future Federal Income Taxes                                  -                        -           951,016,000.00
            -----------------------------------------------------------------------------------------------------------------------

            TOTAL ASSETS                                          $ 78,369,160.85      $ (6,122,745,566.91)     $ 14,381,402,962.54
===================================================================================================================================



                           CONSOLIDATED EDISON, INC.
                     CONSOLIDATED BALANCE SHEET WORKSHEET
                               December 31, 1998

                                                                    Con Edison, Inc.              CECONY
                                                                    -----------------             -------
                             LIABILITIES
Capitalization
     Capital Stock and Retained Earnings
         Common Equity
            Common Stock                                                $ 23,548,809.40      $ 588,720,235.00
            Other Paid-In Capital                                      1,444,849,541.34        879,678,115.74
            Gain on Resale/Cancellation of Reacquired Capital Stock                -            13,943,328.01
            Capital Stock Expense, Common Stock                          (31,702,108.30)       (31,702,108.30)
            Capital Stock Expense, Preferred Stock                                 -            (4,601,107.86)
            Retained Earnings
                Opening Balance                                        4,484,649,940.03      4,286,288,336.38
                Reacquired Capital Stock                                           -          (120,789,740.25)
                Restricted Stock Purchase Plan                               (90,262.50)                 -
                Equity in Earnings of Subsidiary Companies               709,699,602.19                  -
                Net Income                                                 3,042,345.78        745,139,824.08
                Dividends Declared, Common Stock                        (496,944,821.14)      (496,944,821.14)
                Dividends Declared, Preferred Stock                                -           (17,007,184.66)
         ------------------------------------------------------------------------------------------------------------------------
                Total Common Equity                                    6,137,053,046.80      5,842,724,877.00
         Preferred Stock                                                           -           249,612,527.00
     ----------------------------------------------------------------------------------------------------------------------------
     Total Capital Stock and Retained Earnings                         6,137,053,046.80      6,092,337,404.00
     ----------------------------------------------------------------------------------------------------------------------------
     Long-Term Debt
         Tax Exempt Debt Issued Through NYSERDA                                    -         1,104,910,000.00
         Debentures                                                                -         2,695,000,000.00
         Junior Subordinated Debt                                                  -           275,000,000.00
         Other                                                                     -               867,900.00
         Unamortized Premium (Discount)                                            -           (25,670,114.30)
     ----------------------------------------------------------------------------------------------------------------------------
     Total Long-Term Debt                                                          -         4,050,107,785.70
---------------------------------------------------------------------------------------------------------------------------------
            TOTAL CAPITALIZATION                                       6,137,053,046.80     10,142,445,189.70
---------------------------------------------------------------------------------------------------------------------------------
Noncurrent Liabilities
     Obligations Under Capital Leases                                              -            37,295,000.00
     Accumulated Provision for Injuries and Damages                                -            81,951,670.09
     Pension and Benefits Reserve                                                  -           101,957,000.00
     Uranium Enrichment Decontamination and Decommissioning Fund                   -            19,633,735.66
---------------------------------------------------------------------------------------------------------------------------------
            TOTAL NONCURRENT LIABILITIES                                           -           240,837,405.75
---------------------------------------------------------------------------------------------------------------------------------
Current Liabilities
     Long-Term Debt Due Within One Year                                            -           225,000,000.00
     Accounts Payable                                                         35,130.00        346,971,632.65
     Intercompany Payable
         Consolidated Edison, Inc.                                                 -            10,342,973.74
         Con Edison Company of New York, Inc.  (CECONY)                    2,013,021.00                  -
         Con Edison Communications                                                 -                     -
         Con Edison Development                                                    0.20                  -
         Con Edison Energy                                                         -                     -
         Con Edison Solutions                                                      -                     -
     Notes Payable                                                                 -                     -
     Customer Deposits                                                             -           181,236,169.49
         Intercompany - Con Edison Solutions                                       -                     -
     Accrued Income Taxes                                                   (842,521.00)       (13,595,948.50)
     Other Accrued Taxes                                                     225,962.00         31,217,446.02
     Interest Accrued                                                              -            76,466,328.74
         Intercompany                                                              -                40,716.87
     Dividends Declared, Preferred Stock                                           -             3,398,142.11
     Dividends Declared, Common Stock                                      3,744,258.60                  -
     Matured Long-Term Debt and Interest                                           -               557,941.20
     Miscellaneous Current and Accrued Liabilities
         Power Contract Termination Costs                                          -                     -
         Accrued Wages                                                             -            83,555,456.77
         Obligations Under Capital Leases                                          -             2,584,000.00
         Other                                                                     -           177,900,386.39
         Intercompany                                                              -               547,900.00
---------------------------------------------------------------------------------------------------------------------------------
            TOTAL CURRENT LIABILITIES                                      5,175,850.80      1,126,223,145.48
---------------------------------------------------------------------------------------------------------------------------------
Provisions Related to Future FIT and Other Deferred Credits
     Accumulated Deferred Federal Income Tax                                       -         1,431,257,000.00
     Deferred Tax Liability - Future Federal Income Taxes                          -           951,016,000.00
     ----------------------------------------------------------------------------------------------------------------------------
         Total Accumulated Deferred Federal Income Tax                             -         2,382,273,000.00
     Accumulated Deferred Investment Tax Credits                                   -           154,970,000.00
     Other Deferred Credits                                                   22,186.76        126,048,138.32
---------------------------------------------------------------------------------------------------------------------------------
            TOTAL FUTURE FIT & OTHER DEFERRED CREDITS                         22,186.76      2,663,291,138.32
---------------------------------------------------------------------------------------------------------------------------------
            TOTAL LIABILITIES                                         $6,142,251,084.36   $ 14,172,796,879.25       $
=================================================================================================================================

                                                                       Communications         Development          Energy
                                                                       ---------------        ------------         -------
                             LIABILITIES
Capitalization
     Capital Stock and Retained Earnings
         Common Equity
            Common Stock                                            $        10.00          $     20,000.00      $         10.00
            Other Paid-In Capital                                        25,000.00            83,950,175.20        15,000,000.00
            Gain on Resale/Cancellation of Reacquired Capital Stock           -                        -                    -
            Capital Stock Expense, Common Stock                               -                        -                    -
            Capital Stock Expense, Preferred Stock                            -                        -                    -
            Retained Earnings
                Opening Balance                                               -               (5,397,807.43)                -
                Reacquired Capital Stock                                      -                        -                    -
                Restricted Stock Purchase Plan                                -                        -                    -
                Equity in Earnings of Subsidiary Companies                    -                        -                    -
                Net Income                                            1,218,964.24            (1,347,973.51)       (1,913,528.88)
                Dividends Declared, Common Stock                              -                        -                    -
                Dividends Declared, Preferred Stock                           -                        -                    -
         ------------------------------------------------------------------------------------------------------------------------
                Total Common Equity                                   1,243,974.24            77,224,394.26        13,086,481.12
         Preferred Stock                                                      -                        -                    -
     ----------------------------------------------------------------------------------------------------------------------------
     Total Capital Stock and Retained Earnings                        1,243,974.24            77,224,394.26        13,086,481.12
     ----------------------------------------------------------------------------------------------------------------------------
     Long-Term Debt
         Tax Exempt Debt Issued Through NYSERDA                               -                        -                    -
         Debentures                                                           -                        -                    -
         Junior Subordinated Debt                                             -                        -                    -
         Other                                                                -                        -                    -
         Unamortized Premium (Discount)                                       -                        -                    -
     ----------------------------------------------------------------------------------------------------------------------------
     Total Long-Term Debt                                                     -                        -                    -
---------------------------------------------------------------------------------------------------------------------------------
            TOTAL CAPITALIZATION                                      1,243,974.24            77,224,394.26        13,086,481.12
---------------------------------------------------------------------------------------------------------------------------------
Noncurrent Liabilities
     Obligations Under Capital Leases                                         -                        -                    -
     Accumulated Provision for Injuries and Damages                           -                        -                    -
     Pension and Benefits Reserve                                             -                        -                    -
     Uranium Enrichment Decontamination and Decommissioning Fund              -                        -                    -
---------------------------------------------------------------------------------------------------------------------------------
            TOTAL NONCURRENT LIABILITIES                                      -                        -                    -
---------------------------------------------------------------------------------------------------------------------------------
Current Liabilities
     Long-Term Debt Due Within One Year                                       -                        -                    -
     Accounts Payable                                                    95,075.00             2,245,448.41         1,193,396.35
     Intercompany Payable
         Consolidated Edison, Inc.                                            -                    3,272.30             1,132.09
         Con Edison Company of New York, Inc.  (CECONY)                 762,266.03                68,031.75           583,831.07
         Con Edison Communications                                            -                        -                    -
         Con Edison Development                                               -                        -               14,951.47
         Con Edison Energy                                                    -                        -                    -
         Con Edison Solutions                                                 -                        -            6,446,704.90
     Notes Payable                                                            -                        -                    -
     Customer Deposits                                                        -                        -                    -
         Intercompany - Con Edison Solutions                                  -                        -                    -
     Accrued Income Taxes                                               (44,000.00)           (2,498,865.11)         (285,000.00)
     Other Accrued Taxes                                                      -                        -               50,545.72
     Interest Accrued                                                         -                        -                    -
         Intercompany                                                         -                        -                    -
     Dividends Declared, Preferred Stock                                      -                        -                    -
     Dividends Declared, Common Stock                                         -                        -                    -
     Matured Long-Term Debt and Interest                                      -                        -                    -
     Miscellaneous Current and Accrued Liabilities
         Power Contract Termination Costs                                     -                        -                    -
         Accrued Wages                                                        -                        -                    -
         Obligations Under Capital Leases                                     -                        -                    -
         Other                                                                -                      100.00               541.39
         Intercompany                                                         -                        -                    -
---------------------------------------------------------------------------------------------------------------------------------
            TOTAL CURRENT LIABILITIES                                   813,341.03              (182,012.65)        8,006,102.99
---------------------------------------------------------------------------------------------------------------------------------
Provisions Related to Future FIT and Other Deferred Credits
     Accumulated Deferred Federal Income Tax                                  -               10,539,124.00                 -
     Deferred Tax Liability - Future Federal Income Taxes                     -                        -                    -
     ----------------------------------------------------------------------------------------------------------------------------
         Total Accumulated Deferred Federal Income Tax                        -               10,539,124.00                 -
     Accumulated Deferred Investment Tax Credits                              -                        -                    -
     Other Deferred Credits                                                   -                        -                    -
---------------------------------------------------------------------------------------------------------------------------------
            TOTAL FUTURE FIT & OTHER DEFERRED CREDITS                         -               10,539,124.00                 -
---------------------------------------------------------------------------------------------------------------------------------
            TOTAL LIABILITIES                                       $ 2,057,315.27          $ 87,581,505.61      $ 21,092,584.11
=================================================================================================================================


                                                                       Solutions           Eliminations             Total
                                                                       ----------          -------------            -----
                             LIABILITIES
Capitalization
     Capital Stock and Retained Earnings
         Common Equity
            Common Stock                                            $     20,000.00   $   (588,760,255.00)   $     23,548,809.40
            Other Paid-In Capital                                     60,180,000.00     (1,038,833,290.94)      1,444,849,541.34
            Gain on Resale/Cancellation of Reacquired Capital Stock            -                     -             13,943,328.01
            Capital Stock Expense, Common Stock                                -            31,702,108.30         (31,702,108.30)
            Capital Stock Expense, Preferred Stock                             -                     -             (4,601,107.86)
            Retained Earnings
                Opening Balance                                       (5,322,333.64)    (4,275,568,195.31)      4,484,649,940.03
                Reacquired Capital Stock                                       -                     -           (120,789,740.25)
                Restricted Stock Purchase Plan                                 -                     -                (90,262.50)
                Equity in Earnings of Subsidiary Companies                     -                     -            709,699,602.19
                Net Income                                           (16,390,499.08)      (726,706,786.85)          3,042,345.78
                Dividends Declared, Common Stock                               -           496,944,821.14        (496,944,821.14)
                Dividends Declared, Preferred Stock                            -            17,007,184.66                   -
         ------------------------------------------------------------------------------------------------------------------------
                Total Common Equity                                   38,487,167.28     (6,084,214,414.00)      6,025,605,526.70
         Preferred Stock                                                       -                     -            249,612,527.00
     ----------------------------------------------------------------------------------------------------------------------------
     Total Capital Stock and Retained Earnings                        38,487,167.28     (6,084,214,414.00)      6,275,218,053.70
     ----------------------------------------------------------------------------------------------------------------------------
     Long-Term Debt
         Tax Exempt Debt Issued Through NYSERDA                                -                     -          1,104,910,000.00
         Debentures                                                            -                     -          2,695,000,000.00
         Junior Subordinated Debt                                              -                     -            275,000,000.00
         Other                                                                 -                     -                867,900.00
         Unamortized Premium (Discount)                                        -                     -            (25,670,114.30)
     ----------------------------------------------------------------------------------------------------------------------------
     Total Long-Term Debt                                                      -                     -          4,050,107,785.70
---------------------------------------------------------------------------------------------------------------------------------
            TOTAL CAPITALIZATION                                      38,487,167.28     (6,084,214,414.00)     10,325,325,839.40
---------------------------------------------------------------------------------------------------------------------------------
Noncurrent Liabilities
     Obligations Under Capital Leases                                          -                     -             37,295,000.00
     Accumulated Provision for Injuries and Damages                            -                     -             81,951,670.09
     Pension and Benefits Reserve                                              -                     -            101,957,000.00
     Uranium Enrichment Decontamination and Decommissioning Fund               -                     -             19,633,735.66
---------------------------------------------------------------------------------------------------------------------------------
            TOTAL NONCURRENT LIABILITIES                                       -                     -            240,837,405.75
---------------------------------------------------------------------------------------------------------------------------------
Current Liabilities
     Long-Term Debt Due Within One Year                                        -                     -            225,000,000.00
     Accounts Payable                                                 20,733,783.62                  -            371,274,466.03
     Intercompany Payable
         Consolidated Edison, Inc.                                        13,437.30        (10,360,815.43)                  -
         Con Edison Company of New York, Inc.  (CECONY)                6,503,935.85         (9,931,085.70)                  -
         Con Edison Communications                                             -                     -                      -
         Con Edison Development                                                -               (14,951.67)                  -
         Con Edison Energy                                            11,188,978.34        (11,188,978.34)                  -
         Con Edison Solutions                                                  -            (6,446,704.90)                  -
     Notes Payable                                                             -                     -                      -
     Customer Deposits                                                         -                     -            181,236,169.49
         Intercompany - Con Edison Solutions                                   -                     -                      -
     Accrued Income Taxes                                             (1,197,444.00)                 -            (18,463,778.61)
     Other Accrued Taxes                                               2,639,302.46                  -             34,133,256.20
     Interest Accrued                                                          -                     -             76,466,328.74
         Intercompany                                                          -               (40,716.87)                  -
     Dividends Declared, Preferred Stock                                       -                     -              3,398,142.11
     Dividends Declared, Common Stock                                          -                     -              3,744,258.60
     Matured Long-Term Debt and Interest                                       -                     -                557,941.20
     Miscellaneous Current and Accrued Liabilities
         Power Contract Termination Costs                                      -                     -                      -
         Accrued Wages                                                         -                     -             83,555,456.77
         Obligations Under Capital Leases                                      -                     -              2,584,000.00
         Other                                                                 -                     -            177,901,027.78
         Intercompany                                                          -              (547,900.00)                  -
---------------------------------------------------------------------------------------------------------------------------------
            TOTAL CURRENT LIABILITIES                                 39,881,993.57        (38,531,152.91)      1,141,387,268.31
---------------------------------------------------------------------------------------------------------------------------------
Provisions Related to Future FIT and Other Deferred Credits
     Accumulated Deferred Federal Income Tax                                   -                     -          1,441,796,124.00
     Deferred Tax Liability - Future Federal Income Taxes                      -                     -            951,016,000.00
     ----------------------------------------------------------------------------------------------------------------------------
         Total Accumulated Deferred Federal Income Tax                         -                     -          2,392,812,124.00
     Accumulated Deferred Investment Tax Credits                               -                     -            154,970,000.00
     Other Deferred Credits                                                    -                     -            126,070,325.08
---------------------------------------------------------------------------------------------------------------------------------
            TOTAL FUTURE FIT & OTHER DEFERRED CREDITS                          -                     -          2,673,852,449.08
---------------------------------------------------------------------------------------------------------------------------------
            TOTAL LIABILITIES                                       $ 78,369,160.85   $ (6,122,745,566.91)   $ 14,381,402,962.54
=================================================================================================================================

                           CONSOLIDATED EDISON, INC.
                         CONSOLIDATED INCOME STATEMENT
                     Twelve Months Ended December 31,1998

                                                                   Con Edison, Inc.              CECONY
                                                                   ----------------              ------
Revenue from Sales of Electric Energy, Gas and Steam               $           -           $6,580,786,360.85
         Intercompany                                                          -               42,484,911.83
Other Operating Revenues
     NYPA & Other Delivery Revenues                                            -              258,888,485.55
     Municipal Agency Revenues                                                 -               36,920,548.88
     All Other Revenues                                                        -               79,391,101.22
         Intercompany                                                          -                  189,258.00
     Non Utility Revenues                                                      -                        -
         Intercompany                                                          -                        -
-----------------------------------------------------------------------------------------------------------------------------------
     Total Operating Revenues                                                  -            6,998,660,666.33
-----------------------------------------------------------------------------------------------------------------------------------
Operation and Maintenance
     Fuel                                                                      -              579,006,960.43
     Purchased Power                                                           -            1,252,034,835.42
         Intercompany                                                          -                        -
     Gas Purchased for Resale                                                  -              370,103,001.73
         Intercompany                                                          -                        -
     Other Production Expenses                                                 -              424,498,384.26
     Transmission and Distribution Expenses                                    -              513,544,353.97
     Customer Accounts Expenses                                                -              199,822,976.38
         Intercompany                                                          -                  289,640.00
     Customer Service Expenses                                                 -               61,849,367.35
     Sales Promotion Expenses                                                  -                1,529,427.75
     Administrative and General Expenses                                       -              393,664,194.21
-----------------------------------------------------------------------------------------------------------------------------------
     Total Operation and Maintenance Expenses                                  -            3,796,343,141.50
Depreciation                                                                   -              516,389,305.20
Miscellaneous Amortizations                                                    -                1,436,497.92
Taxes, Other than Federal Income                                         139,600.00         1,202,609,418.92
Federal Income Tax                                                             -              329,430,000.00
Federal Income Tax Deferred - Net                                              -               94,090,000.00
Investment Tax Credit Deferred - Net                                           -               (8,710,000.00)
Gains and Losses from Disposition of Utility Plant                             -                        -
-----------------------------------------------------------------------------------------------------------------------------------
     Total Operating Expenses                                            139,600.00         5,931,588,363.54
-----------------------------------------------------------------------------------------------------------------------------------
     Operating Income                                                   (139,600.00)        1,067,072,302.79
-----------------------------------------------------------------------------------------------------------------------------------
Other Income (Deductions)
     Investment Income                                                 4,281,445.78             6,162,239.60
     Allowance for Equity Funds Used During Construction                       -                2,430,845.92
     Equity in Earnings of Subsidiaries                              709,699,602.19                     -
     Other Income                                                              -                4,419,261.96
     Income Deductions                                                         -               (9,694,798.25)
     Federal Income Tax                                               (1,099,500.00)            1,624,500.00
     Federal Income Tax Deferred                                               -               (1,050,000.00)
-----------------------------------------------------------------------------------------------------------------------------------
     Total Other Income                                              712,881,547.97             3,892,049.23
-----------------------------------------------------------------------------------------------------------------------------------
     Income Before Interest Charges                                  712,741,947.97         1,070,964,352.02
-----------------------------------------------------------------------------------------------------------------------------------
Interest Charges
     Interest on Long Term Debt                                                -              308,670,901.85
     Other Interest                                                            -               18,400,008.89
Allowance for Borrowed Funds Used During Construction                          -               (1,246,382.80)
-----------------------------------------------------------------------------------------------------------------------------------
     Net Interest Charges                                                      -              325,824,527.94
Preferred Stock Dividend Requirements                                          -              (17,007,184.66)
Gain on Refunding of Preferred Stock                                           -                        -
-----------------------------------------------------------------------------------------------------------------------------------
     Net Income Applicable to Common Stock                         $ 712,741,947.97         $ 728,132,639.42
-----------------------------------------------------------------------------------------------------------------------------------

                                                                 Communications        Development                Energy
                                                                 --------------        -----------                ------
Revenue from Sales of Electric Energy, Gas and Steam           $         -          $          -          $          -
         Intercompany                                                    -                     -                     -
Other Operating Revenues
     NYPA & Other Delivery Revenues                                      -                     -                     -
     Municipal Agency Revenues                                           -                     -                     -
     All Other Revenues                                                  -                     -                     -
         Intercompany                                                    -                     -                     -
     Non Utility Revenues                                                -             8,096,792.00          6,256,119.25
         Intercompany                                                    -                     -                     -
--------------------------------------------------------------------------------------------------------------------------
     Total Operating Revenues                                            -             8,096,792.00          6,256,119.25
--------------------------------------------------------------------------------------------------------------------------
Operation and Maintenance
     Fuel                                                                -                     -                     -
     Purchased Power                                                     -                     -               614,597.57
         Intercompany                                                    -                     -                     -
     Gas Purchased for Resale                                            -                     -             5,339,069.02
         Intercompany                                                    -                     -                     -
     Other Production Expenses                                           -             7,121,671.93                  -
     Transmission and Distribution Expenses                              -                     -                     -
     Customer Accounts Expenses                                          -                     -                     -
         Intercompany                                                    -                     -                     -
     Customer Service Expenses                                           -                     -                     -
     Sales Promotion Expenses                                            -                     -                     -
     Administrative and General Expenses                           682,079.27          3,337,904.11          3,598,777.19
--------------------------------------------------------------------------------------------------------------------------
     Total Operation and Maintenance Expenses                      682,079.27         10,459,576.04          9,552,443.78
Depreciation                                                             -                37,006.38             19,667.08
Miscellaneous Amortizations                                              -                     -                     -
Taxes, Other than Federal Income                                         -                87,810.78             92,174.55
Federal Income Tax                                                (218,000.00)          (726,000.00)        (1,031,000.00)
Federal Income Tax Deferred - Net                                        -                     -                     -
Investment Tax Credit Deferred - Net                                     -                     -                     -
Gains and Losses from Disposition of Utility Plant                       -                     -                     -
-------------------------------------------------------------------------------------------------------------------------
     Total Operating Expenses                                      464,079.27          9,858,393.20          8,633,285.41
--------------------------------------------------------------------------------------------------------------------------
     Operating Income                                             (464,079.27)        (1,761,601.20)        (2,377,166.16)
--------------------------------------------------------------------------------------------------------------------------
Other Income (Deductions)
     Investment Income                                              58,043.51            413,627.69            463,637.28
     Allowance for Equity Funds Used During Construction                 -                     -                     -
     Equity in Earnings of Subsidiaries                                  -                     -                     -
     Other Income                                                2,500,000.00                  -                     -
     Income Deductions                                                   -                     -                     -
     Federal Income Tax                                           (875,000.00)                 -                     -
     Federal Income Tax Deferred                                         -                     -                     -
--------------------------------------------------------------------------------------------------------------------------
     Total Other Income                                          1,683,043.51            413,627.69            463,637.28
--------------------------------------------------------------------------------------------------------------------------
     Income Before Interest Charges                              1,218,964.24         (1,347,973.51)        (1,913,528.88)
--------------------------------------------------------------------------------------------------------------------------
Interest Charges
     Interest on Long Term Debt                                          -                     -                     -
     Other Interest                                                      -                     -                     -
Allowance for Borrowed Funds Used During Construction                    -                     -                     -
--------------------------------------------------------------------------------------------------------------------------
     Net Interest Charges                                                -                     -                     -
Preferred Stock Dividend Requirements                                    -                     -                     -
Gain on Refunding of Preferred Stock                                     -                     -                     -
--------------------------------------------------------------------------------------------------------------------------
     Net Income Applicable to Common Stock                     $ 1,218,964.24       $ (1,347,973.51)      $ (1,913,528.88)
--------------------------------------------------------------------------------------------------------------------------


                                                                    Solutions             Eliminations                     Total
                                                                    ---------             ------------                     -----
Revenue from Sales of Electric Energy, Gas and Steam          $           -          $            -            $6,580,786,360.85
         Intercompany                                                     -             (42,484,911.83)                     -
Other Operating Revenues                                                                                                    -
     NYPA & Other Delivery Revenues                                       -                       -               258,888,485.55
     Municipal Agency Revenues                                            -                       -                36,920,548.88
     All Other Revenues                                                   -                       -                79,391,101.22
         Intercompany                                                     -                (189,258.00)                     -
     Non Utility Revenues                                       122,708,304.95                    -               137,061,216.20
         Intercompany                                               289,640.00             (289,640.00)                     -
---------------------------------------------------------------------------------------------------------------------------------
     Total Operating Revenues                                   122,997,944.95          (42,963,809.83)         7,093,047,712.70
---------------------------------------------------------------------------------------------------------------------------------
Operation and Maintenance
     Fuel                                                                 -                       -               579,006,960.43
     Purchased Power                                              1,133,113.95                    -             1,253,782,546.94
         Intercompany                                            42,665,950.83          (42,665,950.83)                     -
     Gas Purchased for Resale                                    61,866,302.18                    -               437,308,372.93
         Intercompany                                                     -                       -                         -
     Other Production Expenses                                       93,621.00                    -               431,713,677.19
     Transmission and Distribution Expenses                               -                       -               513,544,353.97
     Customer Accounts Expenses                                   1,952,793.92                    -               201,775,770.30
         Intercompany                                                 8,219.00             (297,859.00)                     -
     Customer Service Expenses                                    4,212,174.64                    -                66,061,541.99
     Sales Promotion Expenses                                             -                       -                 1,529,427.75
     Administrative and General Expenses                         19,461,953.07                    -               420,744,907.85
---------------------------------------------------------------------------------------------------------------------------------
     Total Operation and Maintenance Expenses                   131,394,128.59          (42,963,809.83)         3,905,467,559.35
Depreciation                                                        631,450.05                    -               517,077,428.71
Miscellaneous Amortizations                                               -                       -                 1,436,497.92
Taxes, Other than Federal Income                                  5,172,839.91                    -             1,208,101,844.16
Federal Income Tax                                               (5,196,000.00)                   -               322,259,000.00
Federal Income Tax Deferred - Net                                         -                       -                94,090,000.00
Investment Tax Credit Deferred - Net                                      -                       -                (8,710,000.00)
Gains and Losses from Disposition of Utility Plant                        -                       -                         -
---------------------------------------------------------------------------------------------------------------------------------
     Total Operating Expenses                                   132,002,418.55          (42,963,809.83)         6,039,722,330.14
---------------------------------------------------------------------------------------------------------------------------------
     Operating Income                                            (9,004,473.60)                   -             1,053,325,382.56
---------------------------------------------------------------------------------------------------------------------------------
Other Income (Deductions)
     Investment Income                                              421,888.92                    -                11,800,882.78
     Allowance for Equity Funds Used During Construction                  -                       -                 2,430,845.92
     Equity in Earnings of Subsidiaries                                   -            (709,699,602.19)                     -
     Other Income                                                         -                       -                 6,919,261.96
     Income Deductions                                          (11,436,914.40)                   -               (21,131,712.65)
     Federal Income Tax                                           3,629,000.00                    -                 3,279,000.00
     Federal Income Tax Deferred                                          -                       -                (1,050,000.00)
---------------------------------------------------------------------------------------------------------------------------------
     Total Other Income                                          (7,386,025.48)        (709,699,602.19)             2,248,278.01
---------------------------------------------------------------------------------------------------------------------------------
     Income Before Interest Charges                             (16,390,499.08)        (709,699,602.19)         1,055,573,660.57
---------------------------------------------------------------------------------------------------------------------------------
Interest Charges
     Interest on Long Term Debt                                           -                       -               308,670,901.85
     Other Interest                                                       -                       -                18,400,008.89
Allowance for Borrowed Funds Used During Construction                     -                       -                (1,246,382.80)
---------------------------------------------------------------------------------------------------------------------------------
     Net Interest Charges                                                 -                       -               325,824,527.94
Preferred Stock Dividend Requirements                                     -                       -               (17,007,184.66)
Gain on Refunding of Preferred Stock                                      -                       -                         -
---------------------------------------------------------------------------------------------------------------------------------
     Net Income Applicable to Common Stock                    $ (16,390,499.08)      $ (709,699,602.19)         $ 712,741,947.97
---------------------------------------------------------------------------------------------------------------------------------
                                                                            Common Shares Outstanding - Average      234,307,767


                                                                       Exhibit C


                               ORGANIZATION CHART


REFERENCE IS MADE TO ITEMS 1 AND 4 OF THIS FORM U-3A-2 FOR A DESCRIPTION  OF THE
COMPANIES  IN  CLAIMANT'S  HOLDING  COMPANY  SYSTEM,   INCLUDING   INTERESTS  IN
SUBSIDIARIES.



                                    CLAIMANT
 -------------------------------------/-------------------------------------
    /                      /           /        /           /            /
A. Con Edison        B. CES      C. CEDI     D. CEEI     E. CECI     F. CAC
  /                     /            /
A.1 - DIDCO       B.1 - IMD   C.1 - CEDG
A.2 - DCK         B.2 - RSLI        C.1.a - EPCA
A.3 - Honeoye                                   C.1.a.(i) - GENOR (FUCO)
                              C.2 - IGD
                              C.2 - CEL
                              C.4 - CEDA
                                    C.4.a. - CDA
                                          C.4.a.(i) - ACLP
                              C.5 - CAI
                                    C.5.a - CARLS
                                                C.5.a.(i) - CCC
                              C.6 - CEDGAF